Exhibit 4II

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

September 25, 2007

Gordon Cummings

#6, 119 East 6th Street,

North Vancouver, BC

V7L 1N9

Dear Gordon:

Re:  Employment Offer – President & Chief Executive Officer

On behalf of Kimber Resources Inc. (herein referred to as “the Company”), I am pleased to offer you the position of President and Chief Executive Officer with the Company.  As President & Chief Executive Officer, you are also required to be a director of the Company and will be appointed or elected to the board as soon as a board seat is available, but in any event, no later than the Company’s Annual General Meeting in December 2007.  Your effective start date would be approximately November 1, 2007, or as otherwise mutually agreed upon between you and the Company.

Reporting to the board of directors, your key duties and responsibilities would be to manage the affairs of the Company and its wholly owned subsidiaries, owners and operators of the Monterde Project and other interests in Mexico.

As Chief Executive Officer, you would be responsible for the planning, direction and coordination of all aspects of the Company, in accordance with the policies and objectives of Kimber Resources Inc. with accountability to the board of directors.  You would have the primary responsibility to ensure sound management of the Company’s affairs, including strategic planning, development of Company policies and goals, management of the Company’s personnel, preparation of budgets and forecasts, liaison with the board and its committees, overseeing the design and implementation of appropriate internal controls, management and direction of the Company’s staff, and establishing appropriate management policies in respect of the Company’s activities.  One of your key responsibilities in the near term will be to build a management team to implement the Company’s strategic objectives, including retention of a CFO and controller to ensure compliance with, and appropriate segregation of duties, under SOX, as well a technical team to manage the Monterde project, including a COO or VP Explorations, as deemed appropriate.  You may also be required to perform other duties from time to time as deemed necessary by the Company.

As Chief Executive Officer, you would regularly keep the Chairman and board of directors informed on the overall condition of the Company’s finances, review key activities and plans with the Chairman to ensure that these are in accordance with Company’s objectives and overall corporate policy and that they have the benefit of the board’s input, where appropriate.

Your compensation and benefits would be comprised of the following:

Performance Bonus:  On commencement of your taking up the position of Chief Executive Officer with the Company, you will receive a one time payment of $37,500 in recognition of your exemplary performance as CFO of the Company for calendar 2007, and continued willingness to commit the time and effort to develop the Company.

Salary: Your base salary is $200,000 per year paid semi-monthly by direct deposit.  These deposits will be net of statutory deductions.  This amount includes general holiday pay, vacation pay, but excludes any performance bonuses that may be authorized.

General Holidays: You will be eligible for statutory holidays as defined in British Columbia.

Personal Performance Bonus:  You will be eligible for an individual performance bonus of up to 35% of your salary based on the achievement of specific objectives and performance targets set out on an annual basis.  The bonus will be 25% based on corporate performance and 75% based on four identifiable, achievable objectives expected to be completed in the calendar year.  These specific objectives will be finalized, in conjunction with the compensation committee, by the end of October 2007 for the 2008 calendar year.  Corporate performance will be assessed in conjunction with the compensation committee of the board of directors on a calendar year basis and paid within 60 days of the calendar year end. With respect to the bonus related to specific objectives, once each milestone is achieved, the applicable bonus will be paid.

Stock Options:  Subject to Board and regulatory approval, you will be granted additional incentive options to purchase 400,000 common shares of Kimber Resources Inc. at the market price for the shares of the Company at the time of granting and, subject to availability and shareholder approval of amendments to the Company’s stock option plan at the upcoming annual general meeting, a minimum of an additional 100,000 options per year to be issued within 30 days of each calendar year-end commencing January 2008.  The options will have a five-year term and will vest one third on granting, one third nine months from the date of grant and one third 18 months from the date of grant.  All option grants are subject to the terms and conditions of the Company’s Stock Option Plan.

Vacation:  You will receive five weeks of paid vacation per year.  Vacation time is subject to a mutually agreeable schedule.

Benefit Plan:  The Company will continue to reimburse the costs of your individual medical plan, up to $400 per month and, subject to implementation of a Group Benefit Plan, you would be eligible to participate therein.

Termination of Employment:  Termination of your employment may occur under the following circumstances:

a)

Mutual Agreement: Your employment may be terminated at any time upon the mutual written agreement by the parties;

b)

With Cause:  The Company may terminate your employment without notice for just cause;

c)

Without Cause:  In the absence of mutual written agreement or just cause, the Company may terminate your employment at any time by providing you with written notice of termination of not less than 30 and not more than 60 days, and a lump sum severance payment of 12 months salary, payable on termination;

d)

Extended Period of Absence: If you are unable to perform your duties for a period exceeding three consecutive months, the Company may    terminate your employment by providing you with written notice of termination of not less than 30 and not more than 60 days, and a lump sum severance payment of 12 months salary, payable on termination;

e)

Voluntary Termination: You may voluntarily terminate your employment and you may elect to leave the Company by providing the Company one month’s written notice in the event you do not have the unanimous support of all of the members of the board (expressed in a positive unanimous vote of confidence by all directors at a board meeting).  In the event of Voluntary Termination, the Company will provide you with a lump sum severance payment of 3 months salary and benefits, payable on termination.

Change of Control: The Change of Control Agreement between the Company and yourself dated April 26, 2007 will be amended to reflect your new job title and salary scale pursuant to the terms of this agreement.  Further, the lump sum severance amount in section 3 (b) (i) of the Change of Control Agreement will be increased from 12 months to 24 months salary at your new salary scale, and the lump sum benefit payment amount in section 3 (b) (iii) of the Change of Control Agreement will be increased to an amount equivalent to 24 months of benefits as defined, at your new benefits rate.  In addition, section 4 of the Change of Control Agreement will be amended to reflect the Legal Fees provision in this agreement.  Your right to severance payments as defined under the Change of Control Agreement, as amended hereto, are in addition to and not in substitution of your rights to severance payments as provided for in this agreement.

Legal fees:  The Company will reimburse you up to $2,000 in legal fees for an attorney of your choice to review the terms of this agreement.  In the event of a dispute with the Company in respect of payments to be made under the Termination of Employment or Change of Control provisions of this agreement, the Company will reimburse up to $15,000 in fees for legal advice provided to you in respect of this agreement and, in the event a dispute went to court, up to an additional $35,000 in legal costs.

Confidentiality:  In the course of your employment with the Company you may receive information which is confidential and proprietary to the Company.  You acknowledge that you will owe a continuing duty not to and you will not disclose or use any confidential information of the Company directly or indirectly, unless compelled by law or consented to by the Company.

Policies: As a condition of your employment, you will be required to understand and abide by the Company’s various policies.

Please indicate your acceptance of this position and the terms and conditions of this letter by signing one copy of the letter and returning it to the writer.

Yours sincerely,

KIMBER RESOURCES INC.

“PeterNixon”

Peter Nixon

Director

The terms hereof are agreed to and accepted this 25th day of September, 2007

“Gordon Cummings”

Signed: _______________________

Print Name:   Gordon Cummings